SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 10, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Music UK Acquires Ministry of Sound Recordings

August 10, 2016
Sony Corporation

Sony Music UK Acquires Ministry of Sound Recordings
- New deal with UK’s leading dance label
expands Sony Music’s world-class portfolio -

New York, August 10th, 2016 – Sony Music Entertainment UK Ltd., a wholly owned subsidiary of Sony Corporation (“Sony”), made the announcement noted above.  For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's consolidated financial results for the fiscal year ending March 31, 2017.

FOR IMMEDIATE RELEASE
London, 2016.08.10

SONY MUSIC UK ACQUIRES
MINISTRY OF SOUND RECORDINGS

New deal with UK’s leading dance label
expands Sony Music’s world-class portfolio

Sony Music Entertainment UK Ltd. (“Sony Music UK”) today (08.10) announced that it has completed the acquisition of Ministry of Sound Recordings Ltd. (“Ministry of Sound Recordings”)

As a result, Sony Music UK has acquired the label outright, including its artists, back catalogue and compilations business. The new relationship brings together one of the most successful UK independent labels with Sony Music, which has successfully introduced domestic acts including Mark Ronson, Paloma Faith, George Ezra and Calvin Harris across the world.

Ministry of Sound Recordings was launched in 1993 as an extension of the pioneering South London nightclub founded by James Palumbo, now Lord Palumbo of Southwark. It is among the world’s largest dance music recording businesses, with cumulative album sales in excess of 70 million, including 40 UK No. 1 albums and 21 UK No. 1 singles. This acquisition will bring the Ministry of Sound brand fresh opportunities for growth, with the label’s core strength of dance music being enhanced by Sony Music’s outstanding international network.

Ministry of Sound Recordings' label arm, led by David Dollimore, houses some of the industry’s most renowned executives, including highly respected A&R Director Dipesh Parmar and award-winning marketeer Nicola Spokes. Over the last ten years, the label has established an exciting roster of contemporary talent, successfully launching the careers of acts including Eric Prydz, Example and Wretch 32, as well as developing exciting new artists such as Jodie Abacus, Louis Berry, MIAMIGO and Moss Kena.

Sony Music and Ministry of Sound Recordings have enjoyed a burgeoning relationship in recent years. The label’s current roster of artists includes BRIT-nominated group London Grammar, whose debut album, If You Wait, sold more than 1.5 million copies globally, as well as DJ Fresh and Sigala. Sigala is licensed to Sony Music internationally and London Grammar is signed in North America through Columbia US.

The new partnership will allow Ministry of Sound Recordings to grow its recorded music offering on a truly global scale. The entire roster will now sit alongside many of the world’s most successful modern day artists including Robbie Williams, Beyoncé, Justin Timberlake, Meghan Trainor, Olly Murs, Miley Cyrus and Pharrell Williams.

Ministry of Sound Recordings’ innovative curation team, led by Naz Idelji, is responsible for approximately one in every six compilation albums sold in the UK, having developed numerous brands including The Annual, Dance Nation, Trance Nation and Clubbers’ Guide.

Doug Morris, Chairman and CEO, Sony Music Entertainment, stated: “This agreement underscores our ongoing commitment to investing in great artistry and hit music. On behalf of the entire Sony Music family, I’m excited to welcome the wonderful artists and talented team at Ministry of Sound Recordings to our line-up of world-class creative centers. I would like to send my congratulations to both Edgar and Jason.”

Lohan Presencer, Ministry of Sound Group Chief Executive, said: “I’m delighted we have found the right home to grow Ministry of Sound Recordings at a global level while keeping its unique identity.  Sony Music is a world-class company that understands our ethos of exceptional curation and developing young talent. Ministry of Sound Recordings had its most successful year to date in 2015. Sony has the scale and strength within the industry to project our artists and music onto an even bigger platform.”

Edgar Berger, Chairman and CEO, International, Sony Music Entertainment, said: “Ministry’s success story is exceptional and the acquisition is an important milestone in our growth strategy. We welcome the opportunity to further internationalise the footprint of this legendary British independent record label.”

Jason Iley, Chairman and CEO, Sony Music UK, said: “Ministry of Sound is one of the greatest brands in music. I’m delighted to welcome one of the most innovative, smart and pioneering labels to the Sony Music family.  David and Dipesh’s track record, alongside one of the best curation teams in the business, speaks for itself and the label will be another hugely exciting addition to Sony Music UK’s vision for the future.”

About Sony Music Entertainment
Sony Music Entertainment is a global recorded music company with a current roster that includes a broad array of both local artists and international superstars. The company boasts a vast catalog that comprises some of the most important recordings in history. It is home to premier record labels representing music from every genre, including Arista Nashville, Bazmark Records, Beach Street Records, Black Butter Records, BPG Music, Bystorm Entertainment, Columbia Nashville, Columbia Records, Day 1, Descendant Records, Epic Records, Essential Records, Essential Worship, Flying Buddha, Fo Yo Soul Recordings, Insanity Records, Kemosabe Records, Latium Entertainment, Legacy Recordings, Louder Than Life, Masterworks, Masterworks Broadway, OKeh, Polo Ground Music, Portrait, RCA Inspiration, RCA Nashville, RCA Records, Relentless Records, Reunion Records, Sony Classical, Sony Music Latin, Star Time International, Syco Music, Vested in Culture and Volcano. Sony Music Entertainment is a wholly owned subsidiary of Sony Corporation of America.

About Ministry of Sound Group
Ministry of Sound Group is a global entertainment business comprising recorded music, live events, digital media and a nightclub in London.

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